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EXHIBIT 12.1

AFFINITY GROUP HOLDING, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years ended December 31,
	2004 Proforma		2004		2003		2002		2001		2000
Earnings:
Income (loss) from continuing operations before income taxes	$7,560		$18,326		$24,663		$22,733		$4,676		$8,003
Fixed charges	36,606		26,000		20,710		21,434		28,697		31,680
Earnings as adjusted	44,166		44,326		45,373		44,167		33,373		39,683
Fixed Charges:
Interest expenses (includes amortization of deferred financing fees but excludes write-off of deferred financing fees) and a portion of rental expense determined to represent Interest	36,606		26,000		20,710		21,434		28,697		31,680
Ratio of earnings to fixed charges:	1.2	x	1.7	x	2.2	x	2.1	x	1.2	x	1.3	x

In calculating the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes the amortization of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based on imputed interest rates.

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AFFINITY GROUP HOLDING, INC. Computation of Ratio of Earnings to Fixed Charges (in thousands)